April 30, 2010

Via EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Re:	Letter Dated March 29, 2010 Regarding Williams Controls, Inc., Form 10-K for the Fiscal Year Ended September 30, 2009, File No. 001-33066

Dear Mr. Shenk:

This letter sets forth the responses of Williams Controls, Inc. (the “Company” or “we”) to each of the comments contained in the letter dated March 29, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the text of the Staff’s comments are set forth in bold below, followed in each case by the Company’s response.

Mr. Lyn Shenk

April 30, 2010

Form 10-K: For the Year Ended September 30, 2009

Item 1. Business

Patents, Trademarks and Licenses, page 6

1.

Reference is made to your 2005 agreement with MMT to license non-contacting Hall effect sensor where you make royalty payments based on the number of units sold. We also note that the agreement is for a period of ten years and includes a minimum yearly royalty that began in year three (i.e. fiscal 2007) of this agreement. Please expand the notes to financial statements to disclose (i) the nature and terms of this agreement; (ii) the royalty expense that has been recognized in each financial statement period; (iii) the minimum yearly royalty payment that was required beginning in year three; and (iv) the future minimum royalty payment required for the next five fiscal years of this agreement. Please also consider the analogous guidance with respect to unrecorded and recorded obligations in ASC Topic 440-10-50-2 through 7 that may provide additional disclosures under your circumstances. Please provide us a sample of your proposed revised disclosure as part of your response.

RESPONSE:

In the filing under review, the Company concluded that amounts related to royalty expense, amortization of the license fee and minimum royalties under our MMT license agreement were not material for all periods reported and as such, expanded disclosure of these items was not included in the Company’s notes to the financial statements. Although not included in the notes to the financial statements, the Company does disclose amounts related to minimum yearly royalty payments that are required under the license agreement. Such information was included in the Contractual Obligations table on page 18 of our Form 10-K for the year ended September 30, 2009.

Following is detail of the royalty expense recorded in fiscal years 2007 – 2009 and the amount of amortization expense in each year related to the amortization of the license fee. Please note that all amounts shown are in thousands except per-share amounts.

	2009	2008	2007
MMT royalty expense	$61	$14	$127
MMT license fee amortization	28	28	28
Total expense recorded	89	42	155

Net of federal tax rate (34%)	$59	$28	$102
Earnings per share impact	$0.01	$0.00	$0.01

Mr. Lyn Shenk

April 30, 2010

The Company concluded that the above amounts were immaterial to the Company’s financial statements as a whole. If the Staff were to determine that a note to the financial statements is required, the Company can provide a sample of the type of disclosure that may be considered.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

2.	In future filings, please consider providing a discussion of your results of operations on a segment level in addition to your current discussion at the consolidated level.

RESPONSE:

In our Note 12 disclosure, we referred to “two geographic reportable segments”. We considered the requirements of ASC topic 280, Segment Reporting, and concluded that we have only one reportable operating segment. Our intention was to disclose enterprise-wide geographic data for the “two geographic regions” in conformity with ASC 280-10-50-41.

In arriving at our conclusion that we do not have multiple operating segments, we considered important factors suggested by ASC 280-10-50. Our product line is very narrowly focused and the operations in both geographic locations are engaged in the manufacture and sale of essentially the same products to similar large OEM customers throughout the world.

Although we have discrete financial information available for both our geographic regions, for the purposes of making decisions about resource allocation and performance assessment, the chief operating decision maker reviews the geographic operating results in aggregate. As a result, we concluded we have only one operating segment.

In the alternative, even if we concluded that we have two operating segments, we have concluded that they would meet the aggregation criteria listed in paragraph 280-10-50-11.

Within our footnotes disclosures, we have included the geographic data in conformity with paragraph 280-10-50-41 related to entity-wide information, rather than as an indicator of multiple segments. We believe our MD&A disclosure is consistent with our conclusion that we operate in one segment.

Mr. Lyn Shenk

April 30, 2010

We propose to the Staff in future filings that our footnote disclosures continue to refer to entity-wide information such as geographic information, and remove any reference to “reportable segments.”

3.

In future filings, please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

RESPONSE:

Our future filings will include a narrative description of the types of expenses included in costs of sales. In addition to our current disclosure related to gross profit, the Company will include a more detailed narrative discussion on the trends and changes in the various components that make up costs of sales.

4.

You state that sales to your Asian and European truck customers increased approximately 51% and 8%, respectively, compared to the twelve months ended September 30, 2007. However, you do not discuss or analyze the underlying business reason for the change. In future filings, please ensure that you discuss and analyze the underlying business reasons for the changes in accounts.

RESPONSE:

In future filings, the Company will ensure that significant changes in accounts are thoroughly analyzed and all underlying business reasons for the change are discussed within the disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheet – page 26

5.

In view of the materiality of Accrued Expenses, we suggest a table in the notes reconciled to the balance sheet amount that details the nature of the material items and amounts that comprise this account. Also, please provide appropriate disclosure of the reasons for any material changes that occur in the account from period to period. Please revise accordingly in future filings. Please provide us a sample of your proposed revised disclosure as part of your response.

Mr. Lyn Shenk

April 30, 2010

RESPONSE:

In all future filings the Company will provide detail of Accrued Expenses within the notes to the financial statements. For all material changes in the various accounts on a period over period basis, the Company will provide discussion regarding the reasons for such change.

The future disclosure will be similar to the following:

Note [x]. Accrued Expenses

Accrued expenses consist of the following at September 30:

	20[xx]		20[xx]
Environmental liability	$	[x,xxx]	$	[x,xxx]
Accrued product warranty		[xxx]		[xxx]
Accrued compensation and benefits		[xxx]		[xxx]
Other		[xxx]		[xxx]
	$	[x,xxx]	$	[x,xxx]

For further discussion related to the Company’s environmental liability and product warranty liability, please refer to Note [x] and Note [x], respectively.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents, page 32

6.

As cash and cash equivalents represents approximately 25% of your consolidated assets, please expand your note to disclose the nature of any material components that comprise your cash and cash equivalents. In addition, please also disclose any market or concentrations of risk for these assets. For example, among other items, you can disclose specific amounts of these assets that are not currently insured or protected against loss, etc. Please refer to the analogous guidance in ASC Topics 275 and 815 and revise accordingly. Please provide us a sample of your proposed revised disclosure as part of your response.

RESPONSE:

In future filings, the Company will expand its disclosure of the material components that comprise cash and cash equivalents. The Company will also include relevant disclosure of any concentrations of risk related to cash and cash equivalents. The Company expects the disclosure to read substantially as follows:

Mr. Lyn Shenk

April 30, 2010

Concentration of Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

At September 30, 20[xx], approximately [xx]% of the Company’s cash and cash equivalents were held with one major financial institution in the United States with the remainder held in foreign banks or foreign currency denominated accounts. The Company maintains cash balances in bank accounts that normally exceed FDIC insured limits. As of September 30, 20[xx], cash and cash equivalents exceeded federally insured limits by approximately $[x,xxx]. The Company has not experienced any losses related to this cash concentration.

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. At September 30, 20[xx], cash and cash equivalents primarily consisted of cash deposits and an overnight sweep account held in one major U.S. financial institution.

Trade Accounts Receivable, page 32

7.

In future filings, please consider providing a roll-forward of your allowance for doubtful accounts. We believe this would be informative disclosure especially as the allowance account has materially changed from the prior year.

RESPONSE:

In all future filings, the Company will provide a roll-forward of activity related to our allowance for doubtful accounts and will include disclosure regarding any significant changes in the account.

Our revised disclosure in future filings will resemble the following:

Note [x]. Significant Accounting Policies

Trade Accounts Receivable:

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Trade accounts receivable are presented net of an allowance for doubtful accounts of $[xxx] and $[xxx] at

Mr. Lyn Shenk

April 30, 2010

September 30, 20[xx] and September 30, 20[xx], respectively. Activity related to the allowance for doubtful accounts consisted of the following at September 30:

	20[xx]		20[xx]
Balance at beginning of year	$	[xxx]	$	[xxx]
Charges to bad debt expense		[xx]		[xx]
Write-offs, recoveries and adjustments		[xx]		[xx]
Balance at end of year	$	[xxx]	$	[xxx]

Note 9. Income Taxes, page 43

8.

Reference is made to the last paragraph of this note on page 45 that discusses your five-year tax holiday in China. In accordance with the guidance in Topic 11C of the Staff Accounting Bulletins, please disclose the aggregate dollar and per share effects of the tax holiday for each of the three-year financial statement periods.

RESPONSE:

The Company will include disclosure of the aggregate dollar and per share effects of our tax holiday in China for all periods presented. Our revised disclosure in future filings will resemble the following:

The Company’s subsidiary in China is entitled to a five-year tax holiday, pursuant to which it was exempted from paying the enterprise income tax for calendar year 2007, the year in which it first had positive earnings, and calendar year 2008. Additionally, the Company is eligible for reduced enterprise income tax rates of 10%, 11% and 12% for the calendar years 2009, 2010 and 2011, respectively. The aggregate benefit of the tax holiday for fiscal years ended September 30, 2009, 2008, and 2007 were $132, $226, and $99, respectively. The per share effect of the tax holiday on a fully diluted basis for fiscal years ended September 30, 2009, 2008, and 2007 were $0.02, $0.03, and $0.01, respectively.

Schedule 14A

Discretionary annual bonus, page 19

9.	Please confirm that in future filings you will disclose the operating income levels which serve as performance goals for your named executives.

Mr. Lyn Shenk

April 30, 2010

RESPONSE:

In future filings, the Company will disclose the operating income levels that serve as performance goals for our named executives. We presently anticipate that future disclosures regarding performance goals would include a discussion similar to the following:

During 20[xx], a portion of the performance goals for our Chief Executive Officer, Chief Financial Officer and other vice presidents included the Company reaching certain specified operating income levels. The specified [operating income]/[EBITDA]/[revenue] levels for 20[xx] were $[xx] and in each case were computed in accordance with generally accepted accounting principles.

10.

We note your decision to discuss bonuses as bonuses here but include them under the non-equity incentive plan compensation column of the summary compensation table on page 22. In future filings, please supplement your discretionary annual bonus discussion and summary compensation chart with a brief explanation of your reasons for this decision.

RESPONSE:

In future filings, the Company’s discussion of discretionary annual bonuses will include an explanation similar to the following:

A portion of the compensation discussed in this section is based on performance criteria and a portion is discretionary, in that it is not based on performance criteria. On its Summary Compensation Table, set forth on page [x], the Company reports the compensation based on performance criteria as non-equity incentive plan compensation, and the remainder as bonus.

In addition, in future filings the Company will include a footnote to the Non-Equity Incentive Plan Compensation column of its Summary Compensation Table similar to the following:

The compensation set forth in this column is based on performance criteria, as discussed in Discretionary Annual Bonus on page [x].

In addition, in future filings the Company will include a footnote to the Bonus column of its Summary Compensation Table similar to the following:

The compensation set forth in this column is not based on performance criteria, as discussed in Discretionary Annual Bonus on page [x], and is over and above compensation earned by the named executive officer pursuant to the non-equity incentive plan, as reported in the Non-Equity Incentive Plan Compensation column of this table.

Mr. Lyn Shenk

April 30, 2010

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (503) 684-8600 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

/s/ DENNIS E. BUNDAY

Dennis E. Bunday

Executive Vice President and

Chief Financial Officer